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                         SUBSIDIARY OF THE REGISTRANT

     The registrant has one subsidiary, Mocksville Savings Bank, Inc., SSB, a North Carolina corporation. The subsidiary does business under its corporate name "Mocksville Savings Bank" and Mocksville Savings Bank, SSB". Mocksville Savings Bank, Inc., SSB has a wholly-owned subsidiary, Stone Street Financial Services, Inc., a North Carolina Corporation.



                                  Exhibit 21